Exhibit 99.1
Capital Injection into Shinhan Investment Corp.

On July 21, 2016, the board of directors of Shinhan Financial Group passed a resolution to inject capital into Shinhan Investment Corp., a wholly-owned subsidiary of Shinhan Financial Group, by subscribing to a capital increase of Shinhan Investment Corp. planned in the second half of 2016.

The details of capital increase are as follows:

Total Amount of Capital Contribution	Up to KRW 500 Billion

Method of Capital Increase	Allotment to Shareholder

Total Number of Shares Issued and Price per Share	Details of share issuance will be determined by the board of directors of Shinhan Investment Corp.

Issuance Date	2nd half of 2016

• Additional details of Shinhan Financial Group’s capital injection will be delegated to the chief executive officer of Shinhan Financial Group.